Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 22, 2006

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of a supplement thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Prospectus and related documents are available on the SEC’s website at www.sec.gov.

Profile	Welcome to Arcelor Shareholders
Our Philosophy
Management

Thank you for visiting our website. Mittal Steel wishes to communicate directly with all the shareholders of Arcelor. We want to understand your point of view on the Arcelor EGMs that have been called, as well as our own Exchange Offer for your Arcelor securities.

The board of Mittal Steel believes the shareholders of Arcelor should be asked for their opinion on the offer from Mittal Steel, and should not be pushed into a transaction with  Severstal. Therefore we encourage you to vote AGAINST that transaction on the 30th of June 2006.

By tendering your shares to Mittal, before July 5, you can

... be a part of a European champion that's also a global leader ...

... leverage growth in today's most dynamic steel markets ...

... help attract new talent to tomorrow's steel industry ...

... pave the way for a balanced model of growth in today's steel industry ...

... AND, benefit from a 70% premium.*

We invite you to familiarize yourself with our Company and to visit our registration page so that we can answer any questions you may have about Mittal's offer for Arcelor. We are confident that you, too, will recognize the superiority of our offer and the compelling logic behind a combined Mittal - Arcelor. It is indeed 'A Natural Alliance.'

If you are a resident of Belgium, France, Luxembourg, Spain or the United States and would like more information on Mittal Steel's offer for Arcelor securities or how to exercise your vote at the Arcelor EGM, please register by clicking here .

History
Structure
Careers
Technology
Offer for Arcelor
- Offer Documents
- About Mittal Steel
- Shaping the Future of Steel
- An Obvious Combination
- Strategic Rationale for the Merger
- Strategy for the Combined
Group
- How the Combined Business
Will Look
- Sustainable Development
- Analyst Views
- What the Media says
- Trade Union Comments
- Press Cuttings
- News Releases
- Presentations
- Speeches
- Sustainable Development Videos
- Company Videos
- Offer for Arcelor Videos	Registration will:
- Media Events Videos
> Welcome to Arcelor Shareholders	•	Help you to understand why many Arcelor Shareholders are concerned about the Severstal transaction and intend to vote AGAINST the resolutions at the EGMs on the 21st & 30th of June.
- Reasons to Tender Your Shares
- About the Combined Company	•	Provide you with alerts when new updates are available on this website.
- Arcelor EGM Forms	•	Advise you how to ensure you vote is counted at the Arcelor EGM even if you can not attend the meeting
- Retail Investor Brochure	•	Provide you with information concerning how to accept the Offer
- Retail Investor FAQs	•	Help us understand your views.
- Offer for Arcelor - Ad Campaign
- Media and Financial Community Comments

The site will be updated with new content as the transaction progresses, and we will keep you informed of new developments.

You can call our information agent, D.F. King, on the following numbers if you have any questions or comments.

- Press Cuttings

Country-Specific Helplines:

Belgium	France	Luxembourg
0-800-7-3453	0-800-90-0264	0-8002-1143

Spain	United States	All Other Countries
900-941-791	1-800-347-4857	+44-20-7920-9700
(*Represents the premium of the Offer value unadjusted for the €1.85 per Arcelor share dividend (paid on May 29, 2006) as per 18 May 2006 compared to Arcelor's share price on the last trading day prior to announcement of the Offer.)